Exhibit (e) (8)

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into by and between Craig Shiesley (the “Executive”) and Amplify Snack Brands, Inc. (the “Company”; the Executive and the Company are collectively referred to as the “Parties”). This Agreement shall be effective on the date it is fully executed by both Parties (the “Effective Date”).

1. Employment.

(a) Term. The Company hereby employs the Executive, and the Executive hereby accepts such employment, on the terms set forth herein commencing no later than October 2, 2017. The Executive’s actual start date of employment, whether it is on October 2, 2017, or some other earlier date mutually agreed upon in writing between the Parties, shall be referred to herein as the “Start Date.” The Executive’s employment with the Company shall be for the period from the Start Date until terminated in accordance with the provisions of Section 4 (the “Term”).

(b) Positions and Duties. During the Term, the Executive shall serve in the positions of President, North America and Chief Operating Officer of the Company, and shall have the responsibilities and duties as may from time to time be prescribed by the Chief Executive Officer of the Company (the “CEO”), provided that such duties are consistent with the Executive’s positions. The Executive shall be based in the Company’s Austin, Texas offices and he shall devote his full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors or advisory committees with the written approval of the CEO in his reasonable discretion and provided that such service does not materially interfere with the Executive’s performance of his duties to the Company hereunder.

2. Compensation and Related Matters.

(a) Base Salary. During the Term, the Executive’s annual base salary shall be Four Hundred Fifty Thousand Dollars ($450,000) (the “Base Salary”). The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for senior executives. The Base Salary will be reviewed annually based on Company’s normal practices and approved by the CEO and the Compensation Committee of the Company’s Board of Directors (the “Board”).

(b) Annual Bonus. During the Term, the Executive will be eligible for an annual cash bonus (the “Annual Bonus”), subject to (i) the achievement of certain performance goals as determined by the CEO and/or the Board (or the compensation committee of the Board) in consultation with the Executive (e.g., net revenue, EBITDA, Board discretion, etc.) and (ii) the Executive’s continued employment through the date on which the Annual Bonus is paid (which shall be no later than March 15th of the calendar year to which the Annual Bonus pertains). The Executive’s target Annual Bonus shall be sixty-five percent (65%) of his then-current Base Salary. Regardless of whether the performance goals are achieved for 2017, the Company will pay the Executive his target prorated bonus for 2017, subject to the Executive’s continued employment through the date on which the 2017 Annual Bonus is paid.

(c) Signing Bonus. The Executive will be eligible to receive a one-time signing bonus of One Hundred Fifty Thousand Dollars ($150,000) (the “Signing Bonus”). The Signing Bonus will be payable no later than thirty (30) days after the Start Date. If on or before the twelve (12) month anniversary of the Start Date, the Executive is terminated by the Company for Cause (defined below) or voluntarily resigns from employment without Good Reason (defined below), the Executive shall within thirty (30) business days after such termination repay to the Company the net amount of the Signing Bonus. For the avoidance of doubt, the obligation to repay does not apply in circumstances other than those expressly described in the preceding sentence (such as the Executive’s death or disability).

(d) Employee Benefit Plans. During the Term, the Executive will be eligible to participate in all group benefit plans generally available to senior executives of the Company.

(e) Automobile and Mobile Phone Allowance: During the Term, the Company will reimburse the Executive for automobile-related expenses (i.e., lease payments, registration, insurance, maintenance, auto cleaning) and mobile telephone charges up to a monthly aggregate cap of $1,100 (prorated for any partial month of employment).

(f) Expenses. During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable and documented out-of-pocket business expenses incurred by the Executive in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executives.

(g) Paid Time Off. During the Term, the Executive will be eligible to participate in the Company’s flexible paid time off policy, subject to its terms and conditions. For the avoidance of doubt, because the Company provides paid time off on a flexible basis, paid time off does not accrue and, accordingly, no paid time off will be payable upon termination of employment for any reason.

(h) Relocation. During the Term, provided that the Executive relocates his primary residence to the Austin, Texas area by no later than the six (6) month anniversary of the Start Date, the Company will reimburse the Executive, pursuant to the Company’s expense reimbursement policies and then in effect, for documented, reasonable moving-related expenses the Executive incurs in connection with relocating the household goods of his primary residence to the Austin, Texas area as well as moving automobiles. In lieu of temporary living reimbursement during this 6 month period, the Company will cover the mortgage costs of his primary home until the time it is sold or rented for up to 6 months. For the period from the Start Date until the earlier of the six (6) month anniversary of the Start Date or the date that the Executive relocates his primary residence to the Austin, Texas area, the Company will reimburse the Executive for the cost of his documented, reasonable temporary housing or hotel accommodations in the Austin, Texas area. The Executive shall coordinate with the Company to determine such reasonable temporary housing or hotel accommodations. The Company will reimburse the Executive for all documented costs associated with selling his primary home and the purchase of a new home in the Austin, Texas area (i.e., commissions, legal fees, closing costs, etc.).

3. Equity.

(a) Initial Equity Awards. As a material inducement to the Executive’s accepting employment with the Company, subject to approval of the Board, the Executive shall be granted equity awards with an aggregate value of $2,500,000 (the “Initial Equity”). One hundred percent (100%) of the Initial Equity shall be provided in shares subject to an option grant (the “Initial Option”), with the number of shares being based on the Black-Scholes Value as the last day of the 2nd calendar quarter of 2017. The Initial Equity shall vest in accordance with the following three-year vesting schedule, as further described in the applicable award agreement: 1/3 of the Initial Equity shall vest on the last day of the month of the first anniversary of the grant date, provided that the Executive continues to have a service relationship with the Company as of such date, and 1/36th of the Initial Equity will vest on the last day of each month thereafter, provided that the Executive continues to have a service relationship with the Company as of each such date. The Initial Equity will be subject to the terms and conditions applicable to stock options granted under the Company’s 2015 Stock Option and Incentive Plan (the “Plan”), as described in the Plan and the applicable award agreement to be signed by the Executive and the Company.

(b) Annual Grant. Subject to approval of the Board, for each calendar year during the Term beginning in 2018, in accordance with the Company’s equity grant policy, the Executive will be eligible to receive a restricted stock unit award with a grant date target value equal to the Executive’s then current Base Salary (“Annual Equity Grant”) (i.e., 100% of then base salary). The RSUs subject to the Annual Equity Grant will be subject to the terms and conditions applicable to RSUs granted under the Plan, as described in the Plan and the applicable RSU award agreement to be signed by the Executive and the Company. The RSUs subject to each Annual Equity Grant will vest in accordance with the following schedule, as described in the applicable RSU award agreement: 1/3 of the RSUs subject to each Annual Equity Grant will vest on each of the first, second and third anniversaries of the vesting commencement date (as specified in the applicable RSU award agreement), subject to the Executive’s continued employment with the Company through each applicable vesting date, such that 100% of the RSUs subject to each Annual Equity Grant will be fully vested as of the three-year anniversary of the applicable vesting commencement date.

4. Termination. The Executive’s employment, and the Term, hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a) Death. The Executive’s employment hereunder shall terminate upon the Executive’s death.

(b) Disability. The Company may terminate the Executive’s employment if the Executive is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the

Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 4(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c) Termination by Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) conduct by the Executive constituting a material act of misconduct in connection with the performance of the Executive’s duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates; (ii) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if the Executive was retained in his position or positions; (iii) continued non-performance by the Executive of the Executive’s duties hereunder (other than by reason of the Executive’s physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the CEO or the Board; (iv) a breach by the Executive of any of the provisions contained in this Agreement; (v) a material violation by the Executive of the Company’s written employment policies; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d) Termination Without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 4(c) and does not result from the death or disability of the Executive under Section 4(a) or (b) shall be deemed a termination without Cause.

(e) Termination by the Executive. The Executive may terminate his employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has complied with the Good Reason Process (defined below) following the occurrence of any of the following events: (i) a material diminution in the Executive’s responsibilities, authority or duties; (ii) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; or (iii) the material breach of this Agreement by the Company. “Good Reason Process” shall mean that (A) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (B) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within sixty (60) days of the first occurrence of such condition; (C) the Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (D) notwithstanding such efforts, the Good Reason condition continues to exist; and (E) the Executive terminates his employment within sixty (60) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(f) Notice of Termination. Except for termination as specified in Section 4(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of disability under Section 4(b) or by the Company for Cause under Section 4(c), the date on which a Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Company without Cause under Section 4(d), the last date of employment as referenced in the Notice of Termination; (iv) if the Executive’s employment is terminated by the Executive under Section 4(e) without Good Reason, thirty (30) days after the date on which a Notice of Termination is given; and (v) if the Executive’s employment is terminated by the Executive under Section 4(e) with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, (A) in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement, and (B) in the event that the Company terminates the Executive’s employment without Cause under Section 4(d), the Company may unilaterally accelerate the Date of Termination to any earlier effective date provided that the Company continues to pay the Executive the Base Salary through the Date of Termination.

5. Compensation Upon Termination.

(a) Compensation Generally. If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to his authorized representative or estate) (i) any Base Salary earned through the Date of Termination and unpaid expense reimbursements (subject to, and in accordance with, Section 2(f) of this Agreement); and (ii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Benefit”).

(b) Termination by the Company Without Cause or by the Executive with Good Reason Outside of the CIC Window. During the Term, if the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or the Executive terminates his employment for Good Reason as provided in Section 4(e), and in either case the Date of Termination falls outside of the CIC Window (defined below), then the Company shall pay the Executive his Accrued Benefit. In addition, subject to the Executive signing a separation and general release agreement in a form and manner satisfactory to the Company (the “Separation Agreement and Release”), the Separation Agreement and Release becoming irrevocable, then the following will occur:

(i) the Company shall pay the Executive an amount equal to one hundred percent (100%) of the Executive’s Base Salary (the “Severance Amount”); and

(ii) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for twelve (12) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company.

The amounts payable under this Section 5(b) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over twelve (12) months commencing within sixty (60) days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

The receipt of any payments or benefits pursuant to Section 5(b) shall be subject to Executive not violating the restrictive covenants referenced in Sections 8, 9, 10 and 12 of this Agreement (the “Restrictive Covenants”). In the event Executive breaches the Restrictive Covenants, in addition to all other legal and equitable remedies, the Company shall have the right to terminate or suspend all continuing payments and benefits to which Executive may otherwise be entitled pursuant to Section 5(b) without affecting the Executive’s release or Executive’s obligations under the Separation Agreement and Release.

6. Change in Control. The provisions of this Section 6 set forth certain terms of an agreement reached between the Executive and the Company regarding the Executive’s rights and obligations upon the occurrence of a Change in Control (defined below) of the Company. These provisions are intended to assure and encourage in advance the Executive’s continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such event. These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 5(b) regarding severance pay and benefits upon a termination of employment, if such termination of employment occurs within twenty-four (24) month period after the occurrence of the first event constituting a Change in Control (such period being the “CIC Window”). These provisions shall terminate and be of no further force or effect after the CIC Window.

(a) Change in Control Benefits. During the Term, if within the CIC Window, the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or the Executive terminates his employment for Good Reason as provided in Section 4(e), then the Company shall pay the Executive his Accrued Benefit. In addition, subject to the Executive signing the Separation Agreement and Release and the Separation Agreement and Release becoming irrevocable, then the following will occur:

(i) the Company shall pay the Executive an amount equal to two hundred percent (200%) of the Executive’s Base Salary (or the Executive’s Base Salary in effect immediately prior to the Change in Control, if higher); and

(ii) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for twenty-four (24) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company; and

(iii) notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, on the date that is sixty (60) days after the Date of Termination, 100% of the Executive’s then outstanding unvested equity that is subject to vesting based only on the passage of time in service shall immediately vest and become fully exercisable and not subject to forfeiture. Any termination or forfeiture of the unvested portion of such equity grant that would otherwise occur on the Date of Termination in absence of the Separation Agreement and Release becoming irrevocable will be delayed until the 60th day after the Date of Termination and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming irrevocable.

The amounts payable under this Section 6(a) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over twenty-four (24) months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such amounts shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

The receipt of any payments or benefits pursuant to Section 6(a) shall be subject to Executive not violating the Restrictive Covenants. In the event Executive breaches the Restrictive Covenants, in addition to all other legal and equitable remedies, the Company shall have the right to terminate or suspend all continuing payments and benefits to which Executive may otherwise be entitled pursuant to Section 6(a) without affecting the Executive’s release or Executive’s obligations under the Separation Agreement and Release.

(b) Additional Limitation.

(i) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Severance Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, the following provisions shall apply:

(A) If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total of the federal, state, and local income and employment taxes payable by the Executive on the amount of the Severance Payments which are in excess of the Threshold Amount, are greater than or equal to the Threshold Amount, the Executive shall be entitled to the full benefits payable under this Agreement.

(B) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total of the federal, state, and local income and employment taxes on the amount of the Severance Payments which are in excess of the Threshold Amount, then the Severance Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(ii) For the purposes of this Section 6(b), “Threshold Amount” shall mean three (3) times the Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00); and “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, and any interest or penalties incurred by the Executive with respect to such excise tax.

(iii) The determination as to which of the alternative provisions of Section 6(b)(i) shall apply to the Executive shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. For purposes of determining which of the alternative provisions of Section 6(b)(i) shall apply, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of the Executive’s residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

(c) Definition of Change in Control. For purposes of this Section 6, “Change in Control” shall mean “Sale Event,” as such term is defined in the Plan.

(d) Acceleration of Time-Based Equity Awards. Notwithstanding the foregoing, in the event of a Change in Control where the parties to such Change in Control do not provide for the assumption, continuation or substitution of equity awards of the Company, any and all outstanding and unvested stock options and stock appreciation rights held by the Executive with vesting, conditions, or restrictions that are solely time-based and that are not exercisable immediately prior to the effective time of the Change in Control shall become fully exercisable as of the effective time of the Change in Control and all other outstanding and unvested equity awards (including any restricted stock awards) held by the Executive with vesting, conditions or restrictions that are solely time-based shall become fully vested and nonforfeitable as of the effective time of the Change in Control. Except to the extent expressly agreed to in writing by the Company and the Executive, any and all equity award agreements evidencing equity awards of the Company issued to the Executive from and after the date hereof shall be consistent with the terms of this Section 6(d), notwithstanding any provisions to the contrary contained in any stock option, equity incentive, or similar plan in effect from and after the date hereof..

7. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one day after the Executive’s separation from service, or (ii) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

8. Nondisclosure/Confidentiality.

(a) Confidential Information. As used in this Agreement, “Confidential Information” shall mean information belonging to the Company or any of its affiliates or related entities, as applicable (together, the “Protected Parties” and each of them, a “Protected Party”) which is of value to any of the Protected Parties in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to a Protected Party. Confidential Information includes, without limitation:

(i) the identity of any current or prospective customers, clients, suppliers or vendors;

(ii) information relating to the business, products, affairs and finances of any of the Protected Parties;

(iii) information relating to the manufacture, production, distribution, marketing, or sale of any product sold by any of the Protected Parties;

(iv) technical data and know-how relating to the business of any of the Protected Parties;

(v) any information relating to technology, marketing and business plans or strategies of any of the Protected Parties;

(vi) any non-public management accounting or other similar financial information that would typically be included in the financial statements of any of the Protected Parties, including without limitation, the amount of the assets, liabilities, net worth, revenues or net income of any of the Protected Parties;

(vii) names and addresses of any of the customers, clients, suppliers, vendors and employees of any of the Protected Parties, and details of any independent contractor or agency arrangements of any of the Protected Parties;

(viii) non-public information relating to legal and professional dealings, real property, tangible property, finances, business, and investment activities, and other personal affairs of any of the Protected Parties;

(ix) any and all books, notes, memoranda, records, correspondence, documents, computer and other discs and tapes, data listings, codes, designs, drawings and other documents and materials (whether made or created by the Executive or otherwise) relating to the business of any of the Protected Parties; and

(x) any other non-public information gained in the course of the Executive’s employment with any of the Protected Parties that could reasonably be expected to prove harmful to any of the Protected Parties if disclosed to third parties, including without limitation, any information that could be reasonably expected to aid a competitor or potential competitor of any of the Protected Parties.

Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(b).

(b) Confidentiality. The Executive understands and agrees that the Executive’s employment with the Company will create a relationship of confidence and trust between the Executive and the Company with respect to all Confidential Information. At all times, both during the Executive’s employment with the Company and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing the Executive’s duties to the Company. For avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, nothing in this Agreement the Executive shall be construed to hold the Executive criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(c) Company Property. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Company or any other Protected Party or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Company. The Executive will return to the Company all such materials and property as and when requested by the Company.

9. Noncompetition and Nonsolicitation.

(a) During the Term and continuing through eighteen (18) months after the Date of Termination (the “Restricted Period”), the Executive (i) will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest or actively prepare to engage, participate, assist or invest in any Competing Business (as hereinafter defined); (ii) will refrain from directly or indirectly employing, attempting to employ, recruiting, hiring or otherwise soliciting, inducing or influencing any person to leave employment with any of the Protected Parties; and (iii) will refrain from soliciting or encouraging any customer, supplier, consultant or vendor to terminate or otherwise modify adversely its business relationship with any of the Protected Parties. The Executive understands that the restrictions set forth in this Section 9 are intended to protect the interest of each of the Protected Parties in its Confidential Information, goodwill and established employee, customer, supplier, consultant and vendor relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose.

(b) For purposes of this Agreement, the term “Competing Business” shall mean (i) any business engaged in manufacturing, producing, distributing, marketing, selling, or purchasing shelf stable snacks, (ii) any other business carried on by the Company and/or its affiliates during the Term (as defined in Section 1(a) above) (irrespective of whether such business is carried on by the Company and/or any of its affiliates as of the Start Date); and (iii) any business in an active phase of development at the Company and/or any of its affiliates during the Term (as defined in Section 1(a) above) (irrespective of whether such business is carried on by the Company and/or any of its affiliates as of the Start Date); provided, however, the Competing Business shall not include any business in which the Executive holds a passive investment interest (i.e., no involvement whatsoever in the management or operation of the business, including no involvement with or position on the board of directors of such business).

(c) The restrictions in this Section 9 shall apply to any conduct in (i) the United States of America; (ii) any geographic area in which the Company or its affiliates has sold, is then selling, or is actively planning to sell its products or services; and (iii) any other geographic area in which the Company or its affiliates has operated, is then operating or is actively planning to operate its business.

10. Work Product. As used in this Agreement, the term “Work Product” means all inventions, innovations, improvements, technical information, systems, software developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patentable or unpatentable, copyrightable, registerable as a trademark, reduced to writing, or otherwise) which relates to the Company’s or any of its affiliates’ actual or anticipated business, research and development or existing or future products or services and which are or were conceived, developed or made by the Executive (whether or not during usual business hours, whether or not by the use of the facilities of the Company or any of its affiliates, and whether or not alone or in conjunction with any other person) while employed by the Company together with all patent applications, letters patent, trademark, trade name and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing. All Work Product that the Executive may discover, invent or originate during the Term, shall be the exclusive property of the Company, and its affiliates, as applicable, and the Executive hereby assigns all of the Executive’s right, title and interest in and to such Work Product to the Company or its applicable affiliate, including all intellectual property rights therein. The Executive shall promptly disclose all Work Product to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem necessary to protect or perfect its (or any of its affiliate’s, as applicable) rights therein, and shall assist the Company, at the Company’s expense, in obtaining, defending and enforcing the Company’s (or any of its affiliate’s, as applicable) rights therein. The Executive hereby appoints the Company as his attorney-in-fact to execute on his behalf any assignments or other documents deemed necessary by the Company to protect or perfect the Company’s (and any of its affiliate’s, as applicable) rights to any Work Product.

11. Third-Party Agreements and Rights. The Executive represents to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s duties for the Company as contemplated under this Agreement will not violate any obligations the Executive may have to any previous employer or other party. In the Executive’s work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

12. Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 12.

13. Remedies. The Executive acknowledges that the restrictions contained in this Agreement are reasonable and necessary to protect the Company’s legitimate business interests and that any violation of the provisions contained herein would result in irreparable injury to the Company and that monetary damages may not be sufficient to compensate the Company for any economic loss which may be incurred by reason of breach of the restrictions contained herein. In the event of a breach or a threatened breach by the Executive of any provision contained herein, the Company shall be entitled to a temporary restraining order and injunctive relief restraining the Executive from the commission of any breach, shall not be required to provide any bond or other security in connection with obtaining any such equitable remedy and shall be entitled to recover the Company’s reasonable attorneys’ fees, costs and expenses related to the breach or threatened breach. Nothing contained in this Section 13 shall be construed as prohibiting the Company from pursuing any other remedies available to it for any breach or threatened breach, including, without limitation, the recovery of money damages.

14. Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

15. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

16. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

17. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Chief Executive Officer.

19. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

20. Governing Law; Jurisdiction. This is a Texas contract and shall be construed under and be governed in all respects by the laws of the State of Texas, without giving effect to the conflict of laws principles of such state. The Parties hereby agree that the state and federal courts in Austin, Texas shall have the exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim of a violation of this Agreement. With respect to any such court action, the Executive submits to the jurisdiction of such courts and acknowledges that venue in such courts is proper.

21. Successor to Company. This Agreement shall inure to the benefit of and be enforceable by any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company.

22. Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements between the parties concerning such subject matter.

23. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date below.

AMPLIFY SNACK BRANDS, INC.

By:	/s/ Thomas C. Ennis
Name:	Thomas C. Ennis
Title:	Chief Executive Officer

August 14, 2017
Date

CRAIG SHIESLEY

/s/ Craig Shiesley

August 14, 2017
Date

[Signature Page to Employment Agreement]

AMENDMENT TO EMPLOYMENT AGREEMENT

This AMENDMENT TO EMPLOYMENT AGREEMENT (the “Amendment”) is made by and between Amplify Snack Brands, Inc. (the “Company”) and Craig Shiesley (the “Executive”) and shall become effective on September 11, 2017 (the “Effective Date”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Employment Agreement (as defined below).

WHEREAS, the Company and the Executive entered into an Employment Agreement dated August 14, 2017 (the “Employment Agreement”);

WHEREAS, pursuant to Section 19 of the Employment Agreement, the Company and the Executive desire to amend, effective on the Effective Date, the Employment Agreement as set forth herein; and

WHEREAS, except as expressly provided in this Amendment, all other terms of the Employment Agreement shall continue in full force and effect on and after the Effective Date.

NOW, THEREFORE, in consideration of the promises, and of the representations, warranties, covenants and agreements set forth herein and in the Employment Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Initial Equity Awards. The second sentence of Section 3(a) of the Employment Agreement is amended by deleting it in full and replacing it with the following:

One hundred percent (100%) of the Initial Equity shall be provided in shares subject to an option grant (the “Initial Option”), with the number of shares being based on (i) the 20 trading day average closing price of a share of the Company’s common stock immediately prior to and ending on the trading day immediately preceding the Start Date (defined above) and (ii) the Company’s Black-Scholes factor as of the last day of the 2nd fiscal quarter of 2017.

2.	Acknowledgement Regarding Good Reason. The Executive and the Company agreement and hereby acknowledge that neither the Company’s tendering of this Amendment nor any aspect of this Amendment taking effect shall constitute grounds for the Executive to terminate his employment for Good Reason.

3.	Effectiveness. To accept this Amendment, the Executive shall sign and return an original or PDF copy to the undersigned by no later than September 12, 2017. Except as expressly set forth herein, the other terms of the Employment Agreement are not being amended and remain in full force and effect.

4.	Governing Law. This is a Texas contract and shall be construed under and be governed in all respects by the laws of the State of Texas, without giving effect to the conflict of laws principles of such State.

5.	Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

[signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed by duly authorized officers of the Company and the Company and by the Executive, as of the Effective Date.

COMPANY
Amplify Snack Brands, Inc.

By:	/s/ Thomas C. Ennis	9/11/17
Name:	Thomas C. Ennis	Date
Title:	President and Chief Executive Officer

EXECUTIVE

/s/ Craig Shiesley		9/11/17
Craig Shiesley		Date

Signature Page to Amendment to Employment Agreement